FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940

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 1. Name and Address of Reporting Person

    Randall J. Steward
    c/o Rayovac Corporation
    601 Rayovac Drive
    Madison, WI  53711-2497
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 2. Issuer Name and Ticker or Trading Symbol

    Rayovac Corporation (ROV)
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 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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 4. Statement for Month/Year

      June/1998
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 5. If Amendment, Date of Original (Month/Year)

      July 10, 1998
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 6. Relationship of reporting person to Issuer (Check all applicable)
  (  ) DIRECTOR
  (  ) 10% OWNER
  ( x) OFFICER (GIVE TITLE BELOW)
  (  ) OTHER (SPECIFY TITLE BELOW)

     Senior Vice President of Finance and Chief Financial Officer

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 7. Individual, or Joint/Group Filing (Check all applicable)
  ( x) Form filed by One Reporting Person
  (  ) Form filed by More than One Reporting Person

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 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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 1. Title of Security (Instr. 3)

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 2. Transaction Date (Month/Day/Year)

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 3. Transaction Code (Instr. 8)

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 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

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 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

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 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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 7. Nature of Indirect Beneficial Ownership (Instr. 4)

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 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible securities)
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 1. Title of Derivative Security (Instr. 3)

    Employee Stock Option (Right to Buy)
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 2. Conversion or Exercise Price of Derivative Security

    $18.19
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 3. Transaction Date (Month/Day/Year)

    4/28/98
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 4. Transaction Code (Instr. 8)

    A/V
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 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
               (Instr. 3, 4, and 5)

    113,947
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 6. Date Exercisable and Expiration Date (Month/Day/Year)

    (1) ; March 17, 2008
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 7. Title and Amount of Underlying Securities (Instr. 3 and 4)

    Common Stock; 113,947
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 8. Price of Derivative Securities (Instr. 5)

    0
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 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)

     113,947
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 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)

     D
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 11. Nature of Indirect Beneficial Ownership (Instr. 4)

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 EXPLANATION OF RESPONSES:


 (1) 56,973.5 options are exercisable at a rate of 20% per year over a five year period and 56,973.5 options are exercisable at the end of ten years with accelerated vesting over the next five fiscal years based upon the Company's achievement of certain performance goals. Currently, 0 options are immediately exercisable.


     /s/ Randall J. Steward                               August 5, 1998
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    **  SIGNATURE OF REPORTING PERSON                          DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).